August 14, 2019

Jaime Caballero
Chief Financial Officer
Ecopetrol S.A.
Carrera 13 No. 36-24
Piso 7
Bogata, Columbia

       Re: Ecopetrol S.A.
           Form 20-F for Fiscal Year Ended December 31, 2018
           Fled April 5, 2019
           File No. 001-34175

Dear Mr. Caballero:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2018

Business Overview
Production Activities, page 14

1. Send us, as supplemental information, a schedule which reconciles Boepd oil, gas and total production per the table on page 14 to annual oil, gas and total production per the reserve information presented beginning on page F-102.
2. Confirm to us that production amounts shown on page 14 include only marketable quantities on an "as sold" basis and do not include quantities consumed in operations. See
      Item 1204(a) and instruction 2 to Item 1204 of Regulation S-K.
 Jaime Caballero
Ecopetrol S.A.
August 14, 2019
Page 2
Financial Statements
Note 33. Supplemental Information on Oil and Gas Producing Activities
(Unaudited)
Reserve Informaton, page F-102

3.       Tell us the extent to which the reserve volumes reported under this section include
         amounts consumed in operations. If any such volumes are material, revise your disclosure to indicate that reported volumes include amounts consumed in operations and to quantify, for all periods, the amounts so included.
4. Revise your presentation of changes in net quantities of proved reserves to include an appropriate explanation of all significant changes related to each line item other than production for all years presented. To the extent that two or more unrelated factors are combined to arrive at the line item figure, your disclosure should separately identify and quantify each individual factor that contributed to a significant change so that the change in net reserves between periods is fully explained. The disclosure of revisions in the previous estimates of reserves in particular should identify such factors as changes caused by commodity prices, well performance, unsuccessful and/or uneconomic proved undeveloped locations or the removal of proved undeveloped locations due to changes in a previously adopted development plan. Refer to FASB ASC paragraphs 932-235-50-2 and
         932-235-50-5.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Brad Skinner,
Senior Assistant Chief Accountant, at 202-551-3489 with any questions.



FirstName LastNameJaime Caballero                             Sincerely,
Comapany NameEcopetrol S.A.
                                                              Division of
Corporation Finance
August 14, 2019 Page 2                                        Office of Natural
Resources
FirstName LastName